[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5398
Fax:	(215) 832-5398
Email:	khitchens@blankrome.com

March 2, 2011

BY EDGAR

Mr. James O’Connor
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Global Real Estate Investments Fund (the “Fund”)
SEC File Nos.: 333-160919 and 811-22322

Dear Mr. O’Connor:

On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on February 24, 2011 (the “Comments”), regarding the Fund’s Preliminary Proxy Statement filed on Schedule 14A on February 14, 2011 (the “Proxy Statement”).  The Staff’s comments have been set forth in bold typeface below, each immediately followed by the Fund’s responses.

Transmitted herewith is a copy of the Fund’s definitive proxy statement on Schedule 14A, accompanied by the proxy card, for filing under the Investment Company Act of 1940, as amended.

1.	On page 1 of the Proxy Statement, under “Voting Proxies,” add the phrase “in an otherwise properly executed Proxy Card” after the phrase “In the absence of such direction”.

Response:  The clarifying language has been added by the Fund.

2.	Confirm that it is permissible under the laws of the state of the Fund’s formation to impose a supermajority voting requirement to eliminate a takeover defense (classification of the board).

Response:  The Fund is organized as a Delaware statutory trust.  The Fund’s Declaration of Trust, which was adopted by the initial Trustee of the Fund in June 2009, provides that the approval of the holders of not less than 75% of the Fund’s outstanding affected shares is required to amend specific provisions of the Declaration of Trust, including Section 2.2 of the Declaration, which relates to the classification of the Board.  The Delaware Statutory Trust Act gives broad discretion to statutory trusts to determine the terms of their governing instruments.  There is no express limitation contained in the Delaware Statutory Trust Act on the ability of the Fund to set specific voting requirements with respect to items such as amendment of the classified board provision of its Declaration of Trust.

Mr. James O’Connor
March 2, 2011

3.
On page 2 of the Proxy Statement, strike the words “or majority” from the last sentence of the second paragraph, as it is not true that broker non-votes have no effect on proposals requiring a majority vote.

Response:  The Fund has stricken the words “or majority.”

4.
Page 2 of the Proxy Statement states that the persons named as proxies will vote all proxies in favor of adjournment that voted in favor of a particular proposal (including abstentions and broker non-votes).  The Office of Corporation Finance may require a separate box on the Proxy Card indicating that the shareholder would vote for adjournment.  Please confirm whether that is required.

Response:  The Fund has eliminated the phrase “(including abstentions and broker non-votes)” from the second paragraph under “Quorum Required to Hold Meeting” on page 2 of the Proxy Statement.  Because the Fund is not seeking discretionary authority with respect to any vote on a proposal to adjourn the meeting of shareholders of the Fund, no further changes to the Proxy Statement or Proxy Card will be made.

5.	Confirm that the Current Advisory Agreement was approved by the Board on June 18, 2009 and by the Fund’s initial shareholder on October 12, 2009.

Response:  The Fund has confirmed these facts.  The Board of Trustees met in June of 2009, prior to the effective date of the Fund’s registration statement.  The Fund did not have an initial shareholder until October of 2009, at which time shareholder approval was obtained.

6.
Pages 7 and 8 of the Proxy Statement describe the Considerations of the Board of Trustees.  Throughout that section, eliminate the global conclusions that are presented and instead provide conclusions with respect to each separate consideration.  Clarify who concluded that Mr. Duffy demonstrated “strong performance” and clarify what “strong performance” means.  For example, was his performance compared to that of his peers?  Also clarify who concluded that the Adviser’s enhanced financial position will permit the Adviser, post-Transaction, to enhance staff and facilities.

Response:  The Fund has revised the “Considerations of the Board of Trustees” section as requested.  The Fund has clarified that the Independent Trustees concluded that Mr. Duffy demonstrated “strong performance,” which was based on a review of the Fund’s performance as compared to other funds in the real estate sector and the relevant index, as well as on an absolute basis.  The Fund has also clarified that the Adviser has represented that the Adviser’s enhanced financial position following the Transaction will allow it to enhance staff and facilities.

Mr. James O’Connor
March 2, 2011

7.
With respect to the December 29, 2010 promissory note disclosed on page 10 of the Proxy Statement, more disclosure should be provided to clarify the nature of the transaction.  Explain any conflicts of interest, or the lack thereof.  Explain whether the funds were used to reimburse the Fund moneys owed by the Adviser, and whether that was a consideration of the Board in considering approval of the new Advisory Agreement.

Response:  The disclosure on page 10 of the Proxy Statement regarding the December 29, 2010 promissory note has been amended as follows:

On December 29, 2010 the Adviser executed a promissory note in favor of JAM (the “Note”). The principal amount of the Note was $250,000 and was used exclusively to pay amounts owed by ~~certain financial obligations of~~ the Adviser to the Fund pursuant to ~~in light of~~ the Expense Limitation Agreement. The Note carries an interest rate of 8% and is due upon demand by the holder of the Note. The Note can be pre-paid by the Adviser at any time without penalty.  Due to his relationship with JAM, Mr. Vitalie was deemed to no longer be an “Independent Trustee” following execution of the Note.  Prior to execution of the Note, the Adviser had discussed with several potential capital sources, including JAM, the Adviser’s need for immediate capital to satisfy its obligations to the Fund.  The Adviser determined that a transaction with JAM would be advantageous to the Fund.  The Board was aware of the transaction between JAM and the Adviser when it discussed approval of the New Advisory Agreement, but such transaction was not considered by the Board in approving the New Advisory Agreement.  The Board did consider the enhanced financial stability of the Adviser that a transaction with the Acquiror, an affiliate of JAM, would provide and acknowledged that the Adviser would be a more financially secure and well-capitalized entity following consummation of the Transaction.  Following consummation of the Transaction, it is expected that the outstanding balance of the Note will be incorporated into a larger line of credit to be provided to the Adviser by JAM.

8.
With respect to the Information Concerning the Trustees, Officers and Nominees on page 13 of the Proxy Statement, revise the chart to clarify that “Other Directorships Held by Trustee” cover a five year period.  Also add dates for each directorship held.

Response:  The heading in the chart of page 13 has been revised to reflect the five-year period.  The Fund has also added the requested dates.

Mr. James O’Connor
March 2, 2011

9.
With respect to the Board Composition and Leadership Structure described on page 16 of the Proxy Statement, state whether the new chairman following consummation of the Transaction will be an Interested Trustee.  Explain why the Fund does not have a lead independent trustee.

Response:  The Board will determine who will serve as the chairman if and when the Transaction is consummated.  The Fund has added the following disclosure to the end of the third paragraph under “Board Composition and Leadership Structure” on page 16 of the Proxy Statement:

The Board has not yet considered whether it would be appropriate to have a lead independent Trustee.  As a new investment company, the Board has found that having a chairman who is not an “Independent Trustee” and not having a lead independent Trustee has not impaired the ability of the Board, including the Independent Trustees, to act in a manner that is in the best interests of the Fund’s shareholders.  As the Fund continues to grow, the Board will consider whether having a lead independent Trustee would be beneficial to the Board and the Fund, and may in the future appoint a lead independent Trustee.

10.	Confirm there have been no legal proceedings as described in Item 401(f) during the past 10 years.

Response:  The Fund has confirmed this fact.

11.	Clarify whether the Nominating Committee has a policy regarding the consideration of diversity when selecting nominees. If so, describe.

Response:  The Nominating Committee does not have a policy regarding the consideration of diversity when selecting nominees.

12.
Provide the reasons for determining that the Conversion Date will be the “initial purchase date” for existing shareholders for purposes of the Redemption Fee as described on page 22 of the Proxy Statement.

Response:  The Board believes that providing for the Conversion Date to be the “initial purchase date” for existing shareholders for purposes of the imposition of the Redemption Fee will eliminate potential problems associated with a large volume of redemption requests immediately upon the open-ending of the Fund, including the increased liquidity requirements for redemptions and increased strain on the administrative resources of the Fund.

Mr. James O’Connor
March 2, 2011

*    *    *    *    *    *    *    *    *    *
In connection with this response to the Staff’s comments, the Fund hereby states the following:

(1)           The Fund acknowledges that in connection with the comments made by the Staff regarding the Proxy Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)           The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)           The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5398 or Mary Stokes at (212) 569-5530.

Very truly yours,

/s/ Katharine E. Hitchens

Katharine E. Hitchens